Filed Pursuant to Rule 433

Registration No. 333-188176

FINAL TERM SHEET

Grupo Televisa, S.A.B.

Final Terms and Conditions Ps. 6,500,000,000 7.25% Peso Denominated Senior Notes due 2043, Payable in Mexican Pesos May 7, 2013
Issuer:	Grupo Televisa, S.A.B.

Long-Term Foreign Currency Ratings:	Baal/BBB+/BBB+ (all stable)*

Format:	Dual registration: SEC / CNBV

Ranking:	Senior Unsecured

Joint Book-runners and Lead Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Currency:	Mexican peso (“Ps.”)

Total Principal Amount:	Ps. 6,500,000,000

Tenor:	30 years

Maturity:	May 14, 2043

Coupon Rate:	7.25%

Interest Basis:	Payable semi-annually in arrears, in Mexican pesos

Day Count:	Actual / 360

Interest Payment Dates:	May 14 and November 14

First Interest Payment Date:	November 14, 2013

Issue Price:	99.733%

Yield to Maturity:	7.27%

Benchmark:	M BONO 7.75% Notes due November 13, 2042

Benchmark Yield:	5.42%

Reoffer Spread to Benchmark:	+185 bps

Denominations:	Minimum denomination of Ps. 2,000,000 principal amount and integral multiples of Ps. 10,000 in excess thereof.

Optional Redemption:	Notes may be redeemed at the option of Televisa in whole or in part by paying the greater of the principal amount of the notes or a Make-Whole amount at the M BONO Rate.

Change of Control:	Holders may put the bonds back to Televisa for a price of 101% if there is a Change of Control event.

Pricing Date:	May 7, 2013

Closing & Settlement Date:	May 14, 2013 (T+5)**

Clearing Systems:	Clearstream Banking, Société Anonyme, Luxembourg and Euroclear Bank S.A./N.V.

Listing:	Mexican Stock Exchange and Luxembourg Stock Exchange to trade on the Euro MTF market.

Identification Numbers:	ISIN: XS0931063779 Common Code: 093106377

Use of Proceeds:	The Issuer intends to use the net proceeds for general corporate purposes.

Net Proceeds:	The Issuer estimates the net proceeds from the sale of the notes will be approximately Ps.6,428.9 million after payment of underwriting discounts and estimated offering expenses.

Additional Supplementary Information:	See “Capitalization” and “Use of Proceeds” sections from the Prospectus as updated.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revisions or withdrawals at any time.
**	Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The information contained in this notice is subject to, and in making an investment decision you should rely on, the detailed description of the Issuer and the senior notes contained in the preliminary prospectus dated April 26, 2013 (the “Prospectus”) relating to the senior notes, as supplemented by this final pricing term sheet.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling either Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, HSBC Securities (USA) Inc. at 1-866-811-8049 or Morgan Stanley & Co. LLC at 1-866-718-1649.